UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42803

BUUU Group Limited

(Translation of registrant’s name into English)

Flat B, 16/F, Ford Glory Plaza

37 Wing Hong Street

Cheung Sha Wan, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On August 13, 2025, BUUU Group Limited, a British Virgin Islands company (the “Company”), entered into an underwriting agreement with Dominari Securities LLC (the “Representative”), the representative of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters in a firm commitment underwritten initial public offering (the “IPO”) an aggregate of 1,500,000 Class A ordinary shares, of no par value (the “Class A Ordinary Shares”), at an offering price of $4.00 per share. The Company has also granted the Underwriters a 45-day option (the “Over-Allotment Option”), exercisable by the Representative, to purchase up to an additional 225,000 Class A Ordinary Shares to cover over-allotments, if any.

On August 27, 2025, the Representative partially exercised its Over-Allotment Option to purchase an additional 175,000 Class A Ordinary Shares of the Company at the public offering price of US$4.00 per share. The closing for the sale of the Over-Allotment Option took place on September 3, 2025. As a result, the gross proceeds of the Company’s initial public offering, including the proceeds from the exercise of the Over-Allotment Option, totaled approximately US$6.7 million, before deducting underwriting discounts and other related expenses.

A copy of the press release announcing the Representative’s exercise of the Over-Allotment Option is attached as Exhibit 99.1 and incorporated herein by reference.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBITS INDEX

Exhibit No.	Description
99.1	Press Release dated September 3, 2025, announcing the exercise of the over-allotment option

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2025	BUUU Group Limited

	By:	/s/ Wai Kwong, POON
	Name:	Wai Kwong, POON
	Title:	Chief Executive Officer and Director

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